================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                               GARTNER GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.0005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    366651107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              George F. Hamel, Jr.
                               VA Partners, L.L.C.
                               One Maritime Plaza
                                   Suite 1400
                         San Francisco, California 94111
                                 (415) 362-3700
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  2  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital Partners, L.P
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           2,802,300 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      2,802,300 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,802,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  3  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital Partners II, L.P
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           310,500 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      310,500 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  310,500
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  4  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital International Ltd.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           33,200 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      33,200 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,200
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  5  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  VA Partners, L.L.C.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,146,000 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,146,000 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,146,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00(LLC)
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  6  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Jeffrey  W. Ubben
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,146,000 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,146,000 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,146,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  7  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  George F. Hamel, Jr.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,146,000 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,146,000 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,146,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 584028104                                              Page  8  of  16
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Peter H. Kamin
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           3,146,000 **
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      3,146,000 **
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,146,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A common stock, $0.0005 par value per share (the "Common Stock"), of Gartner Group, Inc., a Delaware corporation (the "Issuer). The address of the principal executive offices of the Issuer is 56 Top Gallant Road, Stamford, Connecticut 06904-2212.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed jointly by (a) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct
Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben,
(f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of each entity is investing in securities. Each has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (a), (b) and (c).  Messers.  Ubben,  Hamel and Kamin are each  managing members, principal owners and controlling persons of VA Partners, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to makes such purchases was $19,497,151, $2,123,608 and $231,846, respectively.

                                    9 of 16

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through
(j) of this Item 4.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members. VA Partners and the Managing Members disclaim beneficial ownership of the shares of Common Stock held by each of ValueAct Partners, ValueAct Partners II and ValueAct International, except insofar as each such Reporting Person may have a pecuniary interest in such Shares, within the meaning of applicable regulations under the Securities Exchange Act of 1934.

                                    10 of 16

         ValueAct Partners is the beneficial owner of 2,802,300 shares of Common Stock, representing approximately 5.2% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 310,500 shares of Common Stock, representing approximately 0.6% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 33,200 shares of Common Stock, representing approximately 0.06% of the Issuer's outstanding Common Stock VA Partners and each of the Managing Members may be deemed the beneficial owner of an aggregate of 3,146,000 shares of Issuer Common Stock, representing approximately 5.84% of the Issuer's outstanding Common Stock. All percentages set forth in this Form 13D are based upon the Issuer's reported outstanding shares of Class A Common Stock of 53,856,265.

         (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.


REPORTING PERSON               TRADE DATE           SHARES           PRICE/SHARE

ValueAct Partners               1/19/01             207,600              $7.89
                                1/19/01              81,500               7.88
                                2/20/01              79,000               7.78
                                3/06/01               9,400               7.97
                                3/07/01              68,250               7.97
                                3/08/01              45,500               7.90
                                3/08/01              45,500               7.87
                                3/09/01              22,750               7.79
                                3/09/01              13,800               7.69
                                3/09/01              31,850               7.79
                                3/12/01              36,400               7.33
                                3/12/01              18,200               7.33
                                3/13/01              13,650               7.06
                                3/14/01              54,600               7.15
                                3/15/01             876,100               6.77
                                3/15/01             136,500               6.77
                                3/15/01             136,500               6.77
                                3/16/01               7,100               6.69
                                3/16/01             282,000               6.56
                                3/16/01              47,000               6.56
                                3/16/01             300,000               6.56
                                3/16/01              51,000               6.56
                                3/16/01               7,800               6.68
                                3/16/01             106,000               6.56
                                3/16/01                 300               6.73
                                3/16/01              12,000               6.56
                                3/16/01               2,000               6.57
                                3/`6/01              45,000               6.55
                                3/16/01              45,000               6.56
                                3/19/01              20,000               6.50


                                    11 of 16

ValueAct Partners II            1/19/01              16,800               7.89
                                1/19/01               6,600               7.88
                                2/20/01               6,000               7.78
                                3/06/01                 700               7.99
                                3/07/01               5,250               7.97
                                3/08/01               3,500               7.90
                                3/08/01               3,500               7.87
                                3/09/01               1,750               7.79
                                3/09/01               2,450               7.80
                                3/09/01               1,100               7.70
                                3/12/01               2,800               7.33
                                3/12/01               1,400               7.33
                                3/13/01               1,050               7.07
                                3/14/01               4,200               7.15
                                3/15/01              67,400               6.77
                                3/15/01              10,500               6.77
                                3/15/01              10,500               6.77
                                3/16/01             155,000               6.56
                                3/19/01              10,000               6.50

ValueAct International
                                3/06/01                 200               8.03
                                3/07/01               1,500               7.97
                                3/08/01               1,000               7.90
                                3/08/01               1,000               7.88
                                3/09/01                 500               7.79
                                3/09/01                 300               7.74
                                3/09/01                 700               7.81
                                3/12/01                 800               7.35
                                3/12/01                 400               7.33
                                3/13/01                 300               7.11
                                3/14/01               1,200               7.16
                                3/15/01              19,300               6.77
                                3/15/01               3,000               6.77
                                3/15/01               3,000               6.77


(d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the Class A Common Stock of the Issuer reported on herein, each of ValueAct Partners, ValueAct Partners II and ValueAct International also owns Class B Common Stock, $0.0005 par value per share, of the Issuer. The aggregate number of such Class B shares beneficially owned by


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

the Reporting Persons is 1,083,050, 87,350 and 37,400, respectively. Other than such Class B shares and as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock and which are required to be described hereunder.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.


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

         SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                     ValueAct Capital Partners L.P., by
                                     VA Partners, L.L.C., its General Partner

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001               George F. Hamel, Jr., Managing Member


                                     ValueAct Capital Partners II L.P., by
                                     VA Partners, L.L.C., its General Partner

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001               George F. Hamel, Jr., Managing Member


                                     ValueAct Capital International, Ltd., by
                                     VA Partners, L.L.C., its investment manager

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001               George F. Hamel, Jr., Managing Member


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

                                     VA Partners, L.L.C.

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001               George F. Hamel, Jr., Managing Member


                                     By: /s/ Jeffrey W. Ubben
                                     -------------------------------------------
Dated: March 20, 2001                Jeffrey W. Ubben


                                     By: /s/ George F. Hamel, Jr.
                                     -------------------------------------------
Dated: March 20, 2001                George F. Hamel, Jr.


                                     By: /s/ Peter H. Kamin
                                     -------------------------------------------
Dated: March 20, 2001                Peter H. Kamin


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
                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Class A Common Stock of Gartner Group, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                     ValueAct Capital Partners L.P., by
                                     VA Partners, L.L.C., its General Partner

                                     By: /s/ George F. Hamel, Jr.
                                         ---------------------------------------
Dated:  March 20, 2001                   George F. Hamel, Jr., Managing Member


                                     ValueAct Capital Partners II L.P., by
                                     VA Partners, L.L.C., its General Partner

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001                  George F. Hamel, Jr., Managing Member


                                     ValueAct Capital International, Ltd. by
                                     VA Partners, L.L.C., its investment manager

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001                  George F. Hamel, Jr., Managing Member


                                     VA Partners, L.L.C.

                                     By: /s/ George F. Hamel, Jr.
                                        ----------------------------------------
Dated:  March 20, 2001                  George F. Hamel, Jr., Managing Member


                                     By: /s/ Jeffrey W. Ubben
                                        ----------------------------------------
Dated: March 20, 2001                   Jeffrey W. Ubben


                                     By: /s/ George F. Hamel, Jr.
                                         ---------------------------------------
Dated: March 20, 2001                    George F. Hamel, Jr.


                                     By: /s/  Peter H. Kamin
                                        ----------------------------------------
Dated: March 20, 2001                   Peter H. Kamin



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